 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2014

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date March 27, 2014	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

 (A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

2013 ANNUAL RESULTS ANNOUNCEMENT

The board of directors (the “Board”) of China Eastern Airlines Corporation Limited (the “Company” or “Eastern Airlines”) announces the audited consolidated financial results of the Company and its subsidiaries (collectively, the “Group”) prepared in accordance with International Financial Reporting Standards (“IFRS”) for the year ended 31 December 2013 with comparative figures for the year 2012 as follows.

FINANCIAL INFORMATION

A.	PREPARED IN ACCORDANCE WITH IFRS

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the year ended 31 December 2013

		2013	2012
	Note	RMB’000	RMB’000
			Restated*
Revenues	4	88,245,000	85,253,317
Other operating income	6	2,725,361	1,832,754

Operating expenses
Aircraft fuel		(30,681,401)	(29,871,506)
Gain on fair value movements of derivative financial instruments	7	18,338	24,831
Take-off and landing charges		(9,189,527)	(9,065,649)
Depreciation and amortisation		(8,226,198)	(7,556,910)
Wages, salaries and benefits		(13,453,784)	(12,302,858)
Aircraft maintenance		(4,690,109)	(4,432,741)
Impairment (charges)/reversals		(185,857)	13,467
Food and beverages		(2,268,312)	(2,031,425)
Aircraft operating lease rentals		(4,605,460)	(4,438,169)
Other operating lease rentals		(678,928)	(609,111)
Selling and marketing expenses		(4,138,907)	(3,727,437)
Civil aviation development fund		(1,565,624)	(1,414,457)
Ground services and other expenses		(5,105,060)	(3,305,303)
Indirect operating expenses		(4,623,173)	(4,016,511)

Total operating expenses		(89,394,002)	(82,733,779)

		2013	2012
	Note	RMB’000	RMB’000
			Restated*
Operating profit		1,576,359	4,352,292
Share of results of associates		38,335	103,209
Share of results of joint ventures		26,588	29,960
Finance income	8	2,124,440	348,601
Finance costs	9	(1,548,622)	(1,697,474)

Profit before income tax		2,217,100	3,136,588
Income tax expense	10	(124,281)	(207,407)

Profit for the year		2,092,819	2,929,181

Other comprehensive income for the year

Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Cash flow hedges, net of tax		245,942	(9,211)
Fair value movements of available-for-sale financial assets, net of tax		156,578	(389)
Fair value movements of available-for-sale financial assets held by an associate, net of tax		(2,931)	2,188

Net other comprehensive income/(loss) to be reclassified to profit or loss in subsequent periods		399,589	(7,412)

Other comprehensive income not to be reclassified to profit or loss in subsequent periods:
Actuarial gains on the post-retirement benefit obligations, net of tax		467,476	139,312

Net other comprehensive income not to be reclassified to profit or loss in subsequent periods		467,476	139,312

Other comprehensive income, net of tax		867,065	131,900

Total comprehensive income for the year		2,959,884	3,061,081

		2013	2012
	Note	RMB’000	RMB’000
			Restated*

Profit/(loss) attributable to:
Equity shareholders of the Company		2,372,571	3,071,514
Non-controlling interests		(279,752)	(142,333)

Profit for the year		2,092,819	2,929,181

Total comprehensive income/(loss) attributable to:
Equity shareholders of the Company		3,180,134	3,221,378
Non-controlling interests		(220,250)	(160,297)

Total comprehensive income for the year		2,959,884	3,061,081

Earnings per share attributable to the equity shareholders of the Company during the year
– Basic and diluted (RMB)	12	0.20	0.27

Dividends		–	–

*	Certain amounts shown here do not correspond to the 2012 financial statements and reflect adjustments made, refer to Note 3(i).

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

31 December 2013

		31 December	31 December	1 January
		2013	2012	2012
	Note	RMB’000	RMB’000	RMB’000
			Restated*	Restated*
Non-current assets
Intangible assets		11,490,107	11,449,099	11,353,590
Property, plant and equipment		92,782,602	82,518,761	73,757,795
Lease prepayments		2,154,644	1,781,846	1,471,272
Advanced payments on acquisition of aircraft		16,296,281	11,894,891	10,968,344
Investments in associates		1,064,408	833,472	837,589
Investments in joint ventures		433,024	418,159	423,256
Available-for-sale financial assets		410,737	234,690	240,380
Other long-term assets		2,369,150	1,958,256	1,929,834
Deferred tax assets		389,466	124,658	105,688
Derivative financial instruments		67,709	–	4,365

		127,458,128	111,213,832	101,092,113

Current assets
Flight equipment spare parts		2,305,412	2,087,978	1,555,544
Trade receivables	13	3,524,546	2,962,181	2,504,026
Prepayments, deposits and other receivables		4,058,167	3,368,648	2,410,895
Derivative financial instruments		–	18,074	–
Restricted bank deposits and short-term bank deposits		383,063	1,726,251	2,894,287
Cash and cash equivalents		1,994,978	2,511,696	3,860,973
Assets classified as held for sale		343,754	–	482,313

		12,609,920	12,674,828	13,708,038

Current liabilities
Sales in advance of carriage		3,534,525	3,094,427	3,197,651
Trade and bills payable	14	3,463,016	3,075,325	2,692,624
Other payables and accruals		18,145,874	16,256,225	16,267,287
Current portion of obligations under finance leases		2,980,398	2,605,269	2,459,259
Current portion of borrowings		23,285,187	22,639,955	18,171,130
Income tax payable		215,332	181,788	172,319
Current portion of provision for return condition checks for aircraft under operating leases		1,453,985	734,205	375,409
Derivative financial instruments		3,386	35,813	51,063

		53,081,703	48,623,007	43,386,742

Net current liabilities		(40,471,783)	(35,948,179)	(29,678,704)

Total assets less current liabilities		86,986,345	75,265,653	71,413,409

		31 December	31 December	1 January
		2013	2012	2012
	Note	RMB’000	RMB’000	RMB’000
			Restated*	Restated*
Non-current liabilities
Obligations under finance leases		20,154,750	19,252,709	17,801,563
Borrowings		27,315,243	23,096,163	23,603,463
Provision for return condition checks for aircraft under operating leases		2,763,181	3,064,557	2,923,717
Other long-term liabilities		2,401,876	1,635,537	2,047,099
Post-retirement benefit obligations		5,615,293	6,147,851	6,000,328
Deferred tax liabilities		29,550	29,326	29,326
Derivative financial instruments		124,194	304,338	281,921

		58,404,087	53,530,481	52,687,417

Net asset		28,582,258	21,735,172	18,725,992

Equity
Capital and reserves attributable to the equity shareholders of the Company
– Issued capital		12,674,269	11,276,539	11,276,539
– Reserves		14,228,047	8,930,828	5,855,815

		26,902,316	20,207,367	17,132,354

Non-controlling interests		1,679,942	1,527,805	1,593,638

Total equity		28,582,258	21,735,172	18,725,992

*	Certain amounts shown here do not correspond to the 2012 financial statements and reflect adjustments made, refer to Note 3(i).

Notes:

1.	CORPORATE INFORMATION

China Eastern Airlines Corporation Limited (the “Company”), a joint stock company limited by shares, was incorporated in the People’s Republic of China (the “PRC”) on 14 April 1995. The address of the Company’s registered office is 66 Airport Street, Pudong International Airport, Shanghai, the PRC. The Company and its subsidiaries (together, the “Group”) are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services.

The Company is majority owned by China Eastern Air Holding Company (“CEA Holding”), a state-owned enterprise incorporated in the PRC.

The Company’s shares are traded on the Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and The New York Stock Exchange.

2.	BASIS OF PREPARATION

The financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board and the disclosure requirements of the Hong Kong Companies Ordinance. The financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

As at 31 December 2013, the Group’s accumulated losses were approximately RMB2.59 billion and its current liabilities exceeded its current assets by approximately RMB40.47 billion. In preparing the financial statements, the Board conducts adequate and detailed review over the Group’s going concern ability based on the current financial situation.

The Board has taken active actions to deal with the situation that current liabilities exceeded its current assets, and the Board is confident that they have obtained adequate credit facility from the banks to support the floating capital. As at 31 December 2013, the Group had total unutilised credit facility amounting approximately to RMB37.60 billion from banks.

Based on the bank facility obtained by the Group, the past record of the financing and the good working relationship with major banks and financial institutions, the Board considers that the Group will be able to obtain sufficient financing to enable it to operate, as well as to meet its liabilities as and when they become due, and the capital expenditure requirements for the upcoming twelve months. Accordingly, the Board believes that it is appropriate to prepare these financial statements on a going concern basis without including any adjustments that would be required should the Company and the Group fail to continue as a going concern.

3.	ACCOUNTING POLICIES

Except as described in note 3(i) below, the accounting policies applied are consistent with those of the annual financial statements for the year ended 31 December 2012, as described in these annual financial statements.

(i)	New and amended standards adopted by the Group

Other than as further explained below regarding the impact of amendments to IAS 1 and IAS 19 (2011), and certain amendments included in Annual Improvements 2009-2011 Cycle (include other standards as appropriate), the adoption of the new and revised IFRSs has had no significant financial effect on these financial statements.

•	The IAS 1 Amendments change the grouping of items presented in other comprehensive income (“OCI”). Items that could be reclassified (or recycled) to profit or loss at a future point in time (for example, exchange differences on translation of foreign operations, net movement on cash flow hedges and net loss or gain on available-for-sale financial assets) are presented separately from items which will never be reclassified (for example, the revaluation of land and buildings). The amendments have affected the presentation only and have had no impact on the financial position or performance of the Group. The consolidated statement of profit or loss and other comprehensive income has been restated to reflect the changes.

•	IAS 19 (2011) changes the accounting for defined benefit plans. The revised standard removes the choice to defer the recognition of actuarial gains and losses. All actuarial gains and losses are required to be recognised immediately in OCI. The interest cost and expected return on plan assets used in the previous version of IAS 19 are replaced with a net interest amount under IAS 19 (2011), which is calculated by applying the discount rate to the net defined benefit liability or asset at the start of each annual reporting period. Prior to the adoption of IAS 19 (2011), the Group elected to recognise actuarial gains or losses as income or expense over the expected average remaining service periods of the employees participating in the defined benefit plan when the net cumulative unrecognised actuarial gains or losses for the plan at the end of the previous period exceeded 10% of the higher of the present value of the defined benefit obligation and the fair value of plan assets at that date. Upon the adoption of IAS 19 (2011), all actuarial gains and losses are recognised in OCI immediately. As a result, all deferred actuarial gains and losses as at 1 January 2012 and 31 December 2012 were recognised in OCI and the actuarial gains and losses recognised in the profit or loss for the year ended 31 December 2012 was adjusted to OCI. In addition, the interest cost and expected return on plan assets recorded in 2012 has been replaced by a net interest amount.

Furthermore, upon the adoption of IAS 19 (2011), all past service costs are recognised at the earlier of when an amendment/curtailment occurs and when the related restructuring or termination costs are recognised. As a result, unvested past service costs can no longer be deferred and recognised over the future vesting period.

Other than the changes to the accounting for defined benefit plans, IAS 19 (2011) also changes the timing of recognition for termination benefits and the classification of short term employee benefits. The revised standard requires termination benefits outside of a wider restructuring to be recognised only when the offer becomes legally binding and cannot be withdrawn. Under the revised standard, the distinction between short term and other long term employee benefits is now based on the expected timing of settlement rather than employee entitlement.

The effects of the changes to the accounting for the Group’s defined benefit plan are summarised below:

Impact on the consolidated statement of profit or loss and other comprehensive income for the years ended 31 December:

	2013	2012
	RMB’000	RMB’000

Decrease in wages, salaries and benefits	227,284	124,184

Increase in profit before tax	227,284	124,184
Increase in income tax expense	(16,960)	(2,606)

Increase in profit for the year	210,324	121,578

Increase in remeasurement gain on post-retirement benefit obligations	426,170	127,878
Decrease in income tax effect	41,306	11,434

Increase in other comprehensive income for the year, net of tax	467,476	139,312

Increase in total comprehensive income for the year	677,800	260,890

Increase in profit for the year attributable to:
Equity shareholders of the Company	193,747	117,869
Non-controlling interests	16,577	3,709
	210,324	121,578
Increase in total comprehensive income attributable to:
Equity shareholders of the Company	608,864	275,107
Non-controlling interests	68,936	(14,217)
	677,800	260,890
Increase in earnings per share attributable to equity shareholders of the Company:
Basic & diluted	1.60 cents	1.05 cents

Impact on the consolidated statement of financial position at 31 December:

	2013	2012
	RMB’000	RMB’000

Increase in deferred tax assets	90,130	70,097

Increase in non-current assets	90,130	70,097

Increase in post-retirement benefit obligations	2,234,868	2,888,323

Increase in non-current liabilities	2,234,868	2,888,323

Decrease in net assets and total equity	2,144,738	2,818,226

Impact on the consolidated statement of financial position at 1 January

Increase in deferred tax assets		61,270

Increase in non-current assets		61,270

Increase in post-retirement benefit obligations		3,140,385

Increase in non-current liability		3,140,385

Decrease in net assets and total equity		3,079,115

4	REVENUES

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services.

	Group
	2013	2012
	RMB’000	RMB’000

Traffic revenues	80,530,981	79,444,443
– Passenger	72,927,656	71,418,995
– Cargo and mail	7,603,325	8,025,448
Tour operations income	3,168,948	2,111,051
Ground service income	2,252,923	1,959,107
Cargo handling income	262,893	160,328
Commission income	92,507	96,418
Others	1,936,748	1,481,970

	88,245,000	85,253,317

Notes:

Before 1 January 2012, the major elements of the Group’s revenues were subject to business tax levied at rates of 3% or 5%. The Group’s revenues from the provision of international transportation services are exempted from business tax from 1 January 2010, pursuant to the notice of exemption of business tax on the provision of international transportation services (Cai Shui [2010] No. 8) jointly issued by the Ministry of Finance (“MoF”) and the State Administration of Taxation (“SAT”).

Pursuant to the notice of the pilot programme for the transformation of transportation and certain modern service industries in Shanghai from business tax (“BT”) to Value Added Tax (“VAT”) (Cai Shui [2011] No. 111) issued by MoF and SAT, traffic revenue of the Company and subsidiaries located in Shanghai and other revenues (including ground service income, cargo handling income, commission income and part of others) generated in Shanghai are subjected to VAT levied at rates of 11% or 6% from 1 January 2012, instead of BT.

Pursuant to the notice of the pilot programme for the transformation of transportation and certain modern service industries from BT to VAT in Beijing and other eight provinces/cities (Cai Shui [2012] No.71) issued by MoF and SAT, traffic revenue and other revenues (including ground service income, cargo handling income, commission income and part of others) generated by subsidiaries located in Beijing and other eight provinces/cities scoped in the notice are subjected to VAT levied at rates of 11% or 6% with different effective date ranging from 1 September 2012 to 1 December 2012.

Pursuant to the notice of the pilot programme for the transformation of transportation and certain modern service industries from BT to VAT in all locations of China (Cai Shui [2013] No.37) issued by MoF and SAT, traffic revenue and other revenues (including ground service income, cargo handling income, commission income and part of others) generated by all provinces/cities of China are subjected to VAT levied at rates of 11% or 6% from 1 August 2013, instead of BT.

5	SEGMENT INFORMATION

(a)	CODM, office of the General Manager, reviews the Group’s internal reporting in order to assess performance and allocate resources.

The Group has one reportable operating segment, reported as “airline transportation operations”, which comprises the provision of passenger, cargo, mail delivery, ground service and cargo handling income.

Other services including primarily tour operations, air catering and other miscellaneous services are not included within the airline transportation operations segment, as their internal reports are separately provided to the CODM. The results of these operations are included in the “other segments” column.

Inter-segment transactions are entered into under normal commercial terms and conditions that would be available to unrelated third parties.

In accordance with IFRS 8, segment disclosure has been presented in a manner that is consistent with the information used by the Group’s CODM. The Group’s CODM monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the PRC Accounting Standards for Business Enterprises (the “PRC Accounting Standards”), which differ from IFRS in certain aspects. The amount of each material reconciling items from the Group’s reportable segment revenue and profit or loss, arising from different accounting policies are set out in Note 5(c) below.

The segment results for the year ended 31 December 2013 were as follows:

	Airline
	transportation	Other
	operations	segments	Elimination	Unallocated*	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Reportable segment revenue from external customers	84,247,756	3,761,480	–	–	88,009,236
Inter-segment sales	–	258,310	(258,310)	–	–

Reportable segment revenue	84,247,756	4,019,790	(258,310)	–	88,009,236

Reportable segment profit before income tax	2,043,647	108,866	–	68,053	2,220,566

Other segment information

Depreciation and amortisation	8,290,653	244,025	–	–	8,534,678
Impairment charges/(reversals)	185,963	(2,097)	–	–	183,866
Interest income	99,474	48,637	–	–	148,111
Finance costs	1,368,043	180,579	–	–	1,548,622
Capital expenditure	24,755,607	309,886	–	–	25,065,493

The segment results for the year ended 31 December 2012 are as follows:

	Airline
	transportation	Other
	operations	segments	Elimination	Unallocated*	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Reportable segment revenue from external customers	83,127,233	3,282,024	–	–	86,409,257
Inter-segment sales	–	261,631	(261,631)	–	–

Reportable segment revenue	83,127,233	3,543,655	(261,631)	–	86,409,257

Reportable segment profit before income tax	2,898,943	105,555	–	234,058	3,238,556

Other segment information

Depreciation and amortisation	7,892,045	114,789	–	–	8,006,834
Impairment (reversals)/charges	(20,881)	954	–	–	(19,927)
Interest income	123,867	76,898	–	–	200,765
Finance costs	1,562,878	134,596	–	–	1,697,474
Capital expenditure	18,490,801	116,638	–	–	18,607,439

The segment assets and liabilities as at 31 December 2013 and 31 December 2012 are as follows:

	Airline
	transportation	Other
	operations	segments	Elimination	Unallocated*	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At 31 December 2013
Reportable segment assets	133,310,613	7,239,423	(4,681,692)	1,908,169	137,776,513
Reportable segment liabilities	109,792,915	6,374,567	(4,681,692)	–	111,485,790

At 31 December 2012
Reportable segment assets	117,060,855	4,815,342	(1,691,890)	1,486,321	121,670,628
Reportable segment liabilities	100,281,349	3,636,937	(1,691,890)	–	102,226,396

*	Unallocated assets primarily represent investments in associates and joint ventures, and available-for-sale financial assets. Unallocated results primarily represent the share of results of associates and joint ventures.

(b)	The Group’s business operate in three main geographical areas, even though they are managed on a worldwide basis.

The Group’s revenues by geographical areas are analysed based on the following criteria:

1)	Traffic revenue from services within the PRC (excluding the Hong Kong Special Administrative Region (“Hong Kong”), Macau Special Administrative Region (“Macau”) and Taiwan, (collectively known as “Regional”)) is classified as domestic operations. Traffic revenue from inbound and outbound services between overseas markets excluding Regional is classified as international operations.

2)	Revenue from ticket handling services, ground services, cargo handling service and other miscellaneous services are classified on the basis of where the services are performed.

	Group
	2013	2012
	RMB’000	RMB’000

Domestic (the PRC, excluding Hong Kong, Macau and Taiwan)	59,563,056	57,296,742
Regional (Hong Kong, Macau and Taiwan)	3,910,530	3,704,064
International	24,771,414	24,252,511

Total	88,245,000	85,253,317

The major revenue-earning assets of the Group are its aircraft, all of which are registered in the PRC. Since the Group’s aircraft are deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities by geographic areas and hence segment non-current assets and capital expenditure by geographic areas are not presented. Except the aircraft, most non-current assets (except financial instruments) are registered in the PRC.

(c)	Reconciliation of reportable segment revenue, profit, assets and liabilities to the consolidated figures as reported in the consolidated financial statements:

	Group
	2013	2012
	RMB’000	RMB’000

Revenue
Reportable segment revenue	88,009,236	86,409,257
– Reclassification of business tax and expired sales in advance of carriage	235,764	(315,933)
– Adjustment of business combination under common control	–	(840,007)

Consolidated revenue	88,245,000	85,253,317

	Group
	2013	2012
	RMB’000	RMB’000
		Restated
Profit before income tax
Reportable segment profit	2,220,566	3,238,556
– Differences in depreciation charges for aircraft and engines due to different depreciation lives	(3,466)	(21,958)
– Adjustment of business combination under common control	–	(618)
–Others	–	(79,392)

Consolidated profit before income tax	2,217,100	3,136,588

	Group
	2013	2012
	RMB’000	RMB’000
		Restated
Assets
Reportable segment assets	137,776,513	121,670,628
– Differences in depreciation charges for aircraft and engines due to different depreciation lives	49,434	52,901
– Difference in intangible asset arising from the acquisition of Shanghai Airlines	2,242,100	2,242,100
– Adjustment of business combination under common control	–	(76,969)
– Others	1	–

Consolidated assets	140,068,048	123,888,660

	Group
	2013	2012
	RMB’000	RMB’000
		Restated
Liabilities
Reportable segment liabilities	111,485,790	102,226,396
– Adjustment of business combination under common control	–	(72,908)

Consolidated liabilities	111,485,790	102,153,488

6	OTHER OPERATING INCOME

	Group
	2013	2012
	RMB’000	RMB’000

Other operating income
– Subsidy income (Note)	2,369,773	1,719,626
– Gain on disposal of property, plant and equipment	355,588	113,128

	2,725,361	1,832,754

Note:

Subsidy income represent (i) subsidies of RMB238 million (2012: RMB353 million) based on certain amount of tax paid granted by various local governments; and (ii) subsidies granted by various local governments and other parties to encourage the Group to operate certain routes to cities where these governments are located.

There are no unfulfilled conditions and other contingencies related to subsidies that were recognised for the years ended 31 December 2013 and 2012.

7	GAIN ON FAIR VALUE MOVEMENTS OF DERIVATIVE FINANCIAL INSTRUMENTS

	Group
	2013	2012
	RMB’000	RMB’000

Gain arising from fair value movements of derivatives financial instruments
– Interest rate swap and forward foreign exchange contracts	16,262	15,755
– Others	2,076	9,076

	18,338	24,831

8	FINANCE INCOME

	Group
	2013	2012
	RMB’000	RMB’000

Exchange gains, net (Note)	1,976,329	147,836
Interest income	148,111	200,765

	2,124,440	348,601

Note:

The exchange gain primarily related to the translation of the Group’s foreign currency denominated borrowings and obligations under finance leases.

9	FINANCE COSTS

	Group
	2013	2012
	RMB’000	RMB’000

Interest on bank borrowings	1,189,803	1,359,644
Interest relating to obligations under finance leases	335,406	411,547
Interest on bonds and debentures	339,480	149,425
Interest relating to notes payable	74,601	73,855

	1,939,290	1,994,471

Less: amounts capitalised into advanced payments on acquisition of aircraft (Note)	(384,865)	(296,997)
amounts capitalised into construction in progress (Note)	(5,803)	–

	1,548,622	1,697,474

Note:

The average interest rate used for interest capitalisation was 2.75% per annum for the year ended 31 December 2013 (2012: 3.73%).

10	INCOME TAX EXPENSE

Income tax charged to the profit or loss was as follows:

	Group
	2013	2012
	RMB’000	RMB’000

Provision for PRC income tax	347,561	214,944
Deferred taxation	(223,280)	(7,537)

	124,281	207,407

Pursuant to the “Notice of the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs on Issues Concerning Relevant Tax Policies for Enhancing the Implementation of Western Region Development Strategy” (Cai Shui [2011] No.58), and other series of tax regulations, the enterprises, located in the western regions and engaged in the industrial activities as listed in the “Catalogue of Encouraged Industries in Western Regions”, will be entitled to a reduced income tax rate of 15% from 2011 to 2020 upon approval from tax authorities. In 2012, China Eastern Yunnan Airlines Co., Ltd. (“CEA Yunnan”), a subsidiary of the Group, obtained approval from tax authorities and enjoys the reduced tax rate of 15% from 1 January 2011.

The Company and subsidiaries except those incorporated in Hong Kong, which are subject to Hong Kong corporate income tax rate of 16.5% (2012: 16.5%), are generally subject to the PRC standard corporate tax rate of 25% (2012: 25%).

11	DIVIDENDS

The Board has not recommended any dividend for the year ended 31 December 2013 (2012: Nil).

12	EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit attributable to equity shareholders of the Company of RMB2,373 million (2012: RMB3,072 million (as restated)) and the weighted average number of shares of 12,091,881,000 (2012: 11,276,538,860) in issue during the year ended 31 December 2013. The Company had no potentially dilutive options or other instruments relating to the ordinary shares.

13	TRADE RECEIVABLES

The credit terms given to trade customers are determined on an individual basis.

The aging analysis of trade receivables was as follows:

	Group
	2013	2012
	RMB’000	RMB’000

Within 90 days	2,771,445	2,851,736
91 to 180 days	610,322	68,488
181 to 365 days	147,812	35,995
Over 365 days	192,786	208,770
	3,722,365	3,164,989

Less: provision for impairment of receivables	(197,819)	(202,808)

Trade receivables	3,524,546	2,962,181

14	TRADE AND BILLS PAYABLE

The aging analyses of trade payables and notes payable was as follows:

	Group
	2013	2012
	RMB’000	RMB’000

Within 90 days	2,309,391	1,473,087
91 to 180 days	245,085	397,815
181 to 365 days	416,240	675,630
1 to 2 years	172,268	378,922
Over 2 years	320,032	149,871

	3,463,016	3,075,325

15	COMPARATIVE AMOUNTS

As further explained in note 3(i), due to the adoption of revised IFRS during the current year, the accounting treatment and presentation of certain items and balances in the financial statements have been revised to comply with the new requirements. Furthermore, certain comparative amounts have been reclassified and restated to confirm with the current year’s presentation. Accordingly a third statement of financial position as at 1 January 2012 has been presented.

B.	PREPARED IN ACCORDANCE WITH PRC ACCOUNTING STANDARDS

CONDENSED CONSOLIDATED PROFIT OR LOSS

For the year ended 31 December 2013

	2013	2012
	RMB’000	RMB’000
		Restated

Revenue	88,009,236	86,409,257
Less: Cost of operation	(80,338,644)	(75,539,288)
Taxes and surcharges	(306,374)	(670,131)
Selling and distribution expenses	(5,909,724)	(5,443,022)
General and administrative expense	(2,838,612)	(3,021,007)
Finance expenses, net	440,300	(1,464,341)
Impairment loss	(183,866)	19,927
Add: Fair value gain	18,338	24,831
Investment income	68,053	234,058

Operating profit	(1,041,293)	550,284
Add: Non-operating income	3,319,400	2,711,511
Less: Non-operating expenses	(57,541)	(23,239)

Total profit	2,220,566	3,238,556
Less: Income tax	(124,281)	(207,692)

Net profit	2,096,285	3,030,864

Attribute to:
– Equity shareholders of the Company	2,376,037	3,173,196
– Non-controlling interests	(279,752)	(142,332)

	2,096,285	3,030,864

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

For the year ended 31 December 2013

	2013	2012
	RMB’000	RMB’000
		Restated

Assets
Total current assets	12,609,920	12,751,731
Long-term investment	1,497,432	1,251,631
Fixed assets and construction in progress	109,029,447	94,360,818
Goodwill	9,027,595	9,027,595
Intangible assets and non-current assets	5,222,653	4,154,195
Deferred tax assets	389,466	124,658

Total assets	137,776,513	121,670,628

Liabilities and equity
Current liabilities	53,081,703	49,000,253
Non-current liabilities	58,374,537	53,196,817
Deferred tax liabilities	29,550	29,326

Total Liabilities	111,485,790	102,226,396

Equity shareholders of the Company	24,616,699	17,922,345
Non-controlling interests	1,674,024	1,521,887

Total equity	26,290,723	19,444,232

Total liabilities and equity	137,776,513	121,670,628

C.	SIGNIFICANT DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) AND PRC ACCOUNTING STANDARDS

	2013	2012
	RMB’000	RMB’000
		Restated

Consolidated profit attributable to equity shareholders of the Company

As stated in accordance with PRC Accounting Standards	2,376,037	3,173,196

Impact of IFRS and other adjustments:
– Difference in depreciation charges for aircraft and engines due to different depreciation lives and revaluation	(3,466)	(21,958)
– Adjustment of business combination under common control	–	(332)
– Others	–	(79,392)
As stated in accordance with IFRS	2,372,571	3,071,514

	2013	2012
	RMB’000	RMB’000
		Restated

Consolidated net assets attributable to equity shareholders of the Company

As stated in accordance with PRC Accounting Standards	24,616,699	17,922,345

Impact of IFRS and other adjustments:
– Intangible assets (goodwill)	2,242,100	2,242,100
– Difference in depreciation charges for aircraft and engines due to different depreciation lives and revaluation	49,435	52,901
– Adjustment of business combination under common control	–	(4,061)
– Non-controlling interests	(5,918)	(5,918)
As stated in accordance with IFRS	26,902,316	20,207,367

SUMMARY OF SELECTED OPERATING DATA

	2013	2012	Change

Capacity
ATK (available tonne – kilometres) (millions)	21,714.78	19,721.41	10.11%
– Domestic routes	11,572.95	10,531.56	9.89%
– International routes	9,377.23	8,493.45	10.41%
– Regional routes	764.60	696.40	9.79%

ASK (available seat – kilometres) (millions)	152,075.22	136,723.95	11.23%
– Domestic routes	104,459.31	95,167.75	9.76%
– International routes	42,181.19	36,472.11	15.65%
– Regional routes	5,434.72	5,084.09	6.90%

AFTK (available freight tonne – kilometres) (millions)	8,028.01	7,416.25	8.25%
– Domestic routes	2,171.61	1,966.46	10.43%
– International routes	5,580.93	5,210.96	7.10%
– Regional routes	275.47	238.84	15.34%

Hours flown (thousands)	1,540.39	1,404.52	9.67%

Traffic
RTK (revenue tonne – kilometres) (millions)	15,551.78	14,406.48	7.95%
– Domestic routes	8,321.46	7,705.32	8.00%
– International routes	6,749.46	6,243.40	8.11%
– Regional routes	480.85	457.76	5.04%

RPK (revenue passenger – kilometres) (millions)	120,461.13	109,112.68	10.40%
– Domestic routes	82,811.97	76,155.58	8.74%
– International routes	33,600.01	29,105.09	15.44%
– Regional routes	4,049.14	3,852.01	5.12%

RFTK (revenue freight tonne – kilometres) (millions)	4,857.18	4,700.90	3.32%
– Domestic routes	959.29	922.68	3.97%
– International routes	3,774.61	3,661.41	3.09%
– Regional routes	123.28	116.82	5.53%

Number of passengers carried (thousands)	79,093.68	73,077.06	8.23%
– Domestic routes	67,142.33	62,360.47	7.67%
– International routes	8,991.71	7,903.00	13.78%
– Regional routes	2,959.64	2,813.59	5.19%

	2013	2012	Change

Weight of freight carried (kg) (millions)	1,410.29	1,416.48	-0.44%
– Domestic routes	697.53	679.85	2.60%
– International routes	613.56	641.94	-4.42%
– Regional routes	99.20	94.69	4.76%

Load factors
Overall load factor (%)	71.62	73.05	-1.43 pts
– Domestic routes	71.90	73.16	-1.26 pts
– International routes	71.98	73.51	-1.53 pts
– Regional routes	62.89	65.73	-2.84 pts

Passenger load factor (%)	79.21	79.81	-0.60 pts
– Domestic routes	79.28	80.02	-0.74 pts
– International routes	79.66	79.80	-0.14 pts
– Regional routes	74.51	75.77	-1.26 pts

Freight load factor (%)	60.50	63.39	-2.89 pts
– Domestic routes	44.17	46.92	-2.75 pts
– International routes	67.63	70.26	-2.63 pts
– Regional routes	44.75	48.91	-4.16 pts

Yields and costs
Revenue tonne – kilometres yield (RMB)	5.18	5.51	-6.10%
– Domestic routes	6.23	6.68	-6.81%
– International routes	3.68	3.89	-5.40%
– Regional routes	8.08	8.04	0.45%

Passenger – kilometres yield (RMB)	0.61	0.65	-7.51%
– Domestic routes	0.61	0.66	-7.28%
– International routes	0.56	0.62	-9.12%
– Regional routes	0.85	0.84	1.21%

Freight tonne – kilometres yield (RMB)	1.57	1.71	-8.31%
– Domestic routes	1.30	1.44	-9.76%
– International routes	1.56	1.70	-8.24%
– Regional routes	3.71	3.94	-5.84%

REPORT OF THE BOARD

Business Overview

In 2013, the world’s developed countries’ economies recovered slowly while the growth of emerging economies shrank rapidly and fuel price remained high. The economic growth of China had sustained but in a declining rate. The demand of domestic high-end business customers dropped. The rapid growth of domestic civil aviation flight capacity has intensified market competition. The Group proactively responded to the tough economic environment. On a pre-condition that safety could be stable and under control, we continuously optimized our fleet structure, timely adjusted our routes and flight capacity allocation, strengthened our marketing, improved service quality and developed pushed forward information technology construction and business transformation. In 2013, the Group recorded operating revenue of RMB88,245 million, representing an increase of 3.51% from the same period last year. Net profit attributable to the Company was RMB2,373 million, representing a decrease of 22.76% from the same period last year.

In 2013, the Group adjusted its flight capacity allocation in a timely manner and maintained refine pricing and cabin space management according to changes in market demand, so as to sustain a steady growth in passenger transportation business. In respect of our domestic business, with the enhanced constructions of Shanghai core hub, as well as Kunming and Xi’an regional hubs, we continued to optimize route network and flight schedule. In respect of our regional (Hong Kong, Macau and Taiwan) business, we maintained our competitiveness and influence of routes in Hong Kong, Macau and Taiwan region through increasing the frequency of flights and optimization of aircraft models. In respect of our international business, we flexibly adjusted the flight capacity allocated to routes to Japan according to changes in Chinese and Japanese markets. At the same time, we seized the opportunity of the rapid growth in the number of outbound passengers and increase the flight capacity routes to North American, European, Korean and Southeast Asian etc.. In 2013, the Group has put in available seat – kilometres (ASK) of 152,075.22 million passenger-kilometres, representing an increase of 11.23% from the same period last year. Number of passengers carried in 2013 was 79.0937 million, representing an increase of 8.23% from the same period last year. Passenger load factor in 2013 was 79.21%, representing a decrease of 0.60 percentage point from the same period last year. Passenger revenue in 2013 amounted to RMB72,928 million, representing an increase of 2.11% from the same period last year.

In 2013, the Group accounted for 48.7%, 37.7%, 44.4% and 31.3% of the total market share at Shanghai Hongqiao International Airport, Shanghai Pudong International Airport, Kunming Airport and Xi’an Airport, respectively, in terms of total flight departures and arrivals, and accounted for 47.4%, 35.4%, 41.2% and 31.5% of the total market share at Shanghai Hongqiao International Airport, Shanghai Pudong International Airport, Kunming Airport and Xi’an Airport, respectively, in terms of passenger throughput. The Group maintained relatively strong influence in its core markets such as Shanghai, Kunming and Xi’an.

Global aviation freight transportation industry was still at the trough stage in 2013. Some of the domestic express delivery corporations started to enter into the aviation freight transportation industry. Therefore, market competition was intensified and the Group was facing more difficulties in operating its freight transportation business. The Group adapted to the changes in market demand by reducing its size of freight fleet and optimizing its route network, proactively engaging in its business transformation and developing value-added services such as logistics integration and express delivery, etc.. In 2013, available freight tonne – kilometres (AFTK) of the Group was 8,028.01 million tonne – kilometres, representing an increase of 8.25% from the same period last year. Weight of freight carried in 2013 was 1,410.29 million kilogrammes, representing a decrease of 0.44% from the same period last year. Freight load factor in 2013 was 60.50%, representing a decrease of 2.89 percentage points from the same period last year. Freight traffic revenue in 2013 was RMB7,603 million, representing a decrease of 5.26% from the same period last year.

Review of Operations

Safe Operation

The Group puts great emphasis on safety management and strictly implements safety responsibility. We have set a safety management warning line to strengthen the safety awareness of our operation staff. The Group also continues to strengthen its construction of the SMS (Safety Management System) and enhances its risk management ability. A research institute of flight safety technology application was established to improve the analysis work of safety information and scientific management. In 2013, the Group had 1.5404 million of safe hours flown which increased by 9.67% from the same period last year.

Fleet Structure

In 2013, the Group introduced 58 new aircraft, including A330 Series for long-and-medium haul, A320 Series for medium-and-short haul and B737NG. It surrendered 9 aircraft, 4 of which were passenger aircraft of A320, B737–700 and B757-200 models; 5 of which were freighters of MD-11 and A300-600R models.

As at 31 December 2013, the Group operated a fleet of 478 aircraft, which included 451 passenger aircraft, 14 freighters and 13 business aircraft held in custody.

Fleet structure as at 31 December 2013

		Self-owned
		and under	Under		Average
		finance	operating		fleet age
No.	Model	lease	lease	Sub-total	(Years)
Passenger aircraft Total		302	149	451	6.72

Wide-body aircraft		44	11	55	7.8
1	A340-600	5	–	5	9.99
2	A330-300	8	7	15	6.73
3	A330-200	18	3	21	2.53
4	A300-600R	7	–	7	19.03
5	B767	6	1	7	13.15

Narrow-body aircraft		258	138	396	6.57
6	A321	33	–	33	4.11
7	A320	101	44	145	6.41
8	A319	15	8	23	6.41
10	B757-200	5	3	8	12.26
11	B737-800	28	66	94	4.33
12	B737-700	42	17	59	7.38
13	B737-300	16	–	16	17.55
14	CRJ-200	8	–	8	12.16
15	EMB-145LR	10	–	10	7.26

Total number of freighters		3	11	14	11.16

16	A300-600R	1	–	1	23.49
17	B747-400ER	2	3	5	12.91
18	B757-200F	–	2	2	24.4
19	B777F	–	6	6	3.24

Total number of passenger aircraft and freighters		305	160	465	6.86

Business aircraft in custody				13

Total number of aircraft				478

Hub Development

The Group strived to further expand the influence of its hub network by sustainably strengthening the development of its core hub in Shanghai and regional hubs in Kunming and Xi’an and it maintained relatively strong influence in core markets such as Shanghai, Kunming and Xi’an as a result. By increasing the frequency of flights for express routes and quasi-express routes such as Shanghai to Kunming, Xiamen and Dalian, and international routes such as Shanghai to Paris, Vancouver and Hawaii, etc., as well as introducing new international flight destinations such as San Francisco and Manila, the influence of the Company in Shanghai hub market was further enhanced. The Group’s flight system at Shanghai Pudong hub was further optimized and the transit connection opportunities of the Group’s flights at Shanghai Pudong Airport was increased accordingly. Meanwhile, the transit assurance ability of the Group in Shanghai Pudong Airport increased sustainably. The MCT of the international-domestic transit was reduced to 90 minutes. Direct tagging of luggage at the same airport in Shanghai for transit passengers and cross-terminal interline transit between the two terminals at Pudong Airport are available. In addition, 24-hour immigration procedures- free direct transits between international flights is attained.

Leveraging on opportunities arising from the release of time slots at the new Kunming airport, the Group allocated more flight capacities by increasing the frequency of flights for international routes from Kunming to Vientiane, Dhaka and Chiang Mai, promoting flying to “South Asia, Southeast Asia and West Asia”, providing full coverage over routes from Kunming to other provincial capitals in the PRC, as well as increasing the frequency and optimizing the morning and night flight system of the Group’s flights going to Kunming.

The Group adjusted the flight plan of Xi’an hub according to its seasonal features by focusing on the development of plateau routes, introducing new route from Xi’an to Lijiang and increasing the frequency of flights for routes from Xi’an to Lhasa and Jiuzhaigou.

Passenger Transportation Marketing

By strengthening its centralized control on pricing, the Group enhanced its marketing management ability. We tracked market sales situation and analyzed marketing data in time to adjust transportation price. We also expanded our marketing channels continuously through development and enhancement of different marketing products. For example, we promoted sale products such as cabin upgrade on ground, packages, etc., developed ground connection services such as Air-Rail Service and Air-Bus Service and cooperated with Disney, brand hotel groups, and renowned international travel enterprises to develop travel products. In the meantime, the Group emphasized on the development and maintenance of customer resources to explore customer value intensively. As at the end of 2013, the Group’s total number of group customers has reached 4,989 and the proportion of income from group customers increased by 5.4 percentage points from the same period last year. The number of our frequent flyer members reached 20.83 million and their number of second flights increased by 3.3 percentage points from the same period last year. Direct sales income increased by 2.8 percentage points as we increasingly promoted direct sales.

Alliance and Cooperation

By proactively utilising the SkyTeam Alliance platform and route network of SkyTeam member airlines, the Group was able to expand its route network to 1,024 destinations in 178 countries around the world. The Group has also commenced code-sharing operations with 11 SkyTeam member airlines, covering 242 routes. In addition, the Group sustainably commenced intensive cooperation with SkyTeam members in projects of the alliance such as Sky Priority, Sky Hub and Sky Port. It also commenced extensive and intensive cooperation with crucial SkyTeam members such as Air France – KLM Group, Delta Airlines, China Southern Airlines, Xiamen Airlines and China Airlines from Taiwan to continuously promote brand image of the Company and the alliance. In the meantime, the Group also started its code-sharing cooperation with 7 non-SkyTeam member airlines, covering more than 150 routes, including Japan Airlines Corporation and Qantas Airways Limited (“Qantas”).

China Cargo Airlines Co., Ltd. (“China Cargo”) Airlines officially joined the SkyTeam Freight Alliance on 5 June 2013 and is proactively participating in the cooperation of the alliance.

Freight Transportation and Logistics

In response to the deteriorating aviation freight transportation market condition, the Group adopted measures such as surrendering and suspending freights, as well as reducing freight fleet scale significantly. We also adjusted our route network in order to stabilize our share in core markets. We fully pushed forward our transformation by developing value-added businesses such as logistics and freight expressway e-commerce. In respect of logistics business, the Group established six major logistics project teams for areas such as large- scale corporate projects, medical biotechnology and aviation equipment based on product positioning. We visited major customers to proactively explore demand for logistics. The development of brand customers and direct selling of major client cooperation projects provided logistics solutions to large and medium enterprises. In respect of freight expressway e-commerce, the commencement of eaemall.com official website can utilize the advantages in network and centralized purchasing of Eastern Airlines. Combining with its freight expressway delivery network, Eastern Airlines is able to provide fresh and direct supply of “from the origins to dining table”. 上海東航快遞有限公司 (Shanghai Eastern Airlines Express Delivery Company Limited) officially commenced its operation in Shanghai Free Trade Zone and developed its businesses such as cross-border e-commerce.

Transformation and Development

The Group made strenuous effort in pushing forward its transformation from an air passenger and freight carrier to an integrated aviation services and logistics services provider. For the passenger transportation, the Company focused on enhancing customer value. Based on new technologies such as big data and mobile interconnection, the Company intensively developed e-commerce, explored accurate marketing and proactively conducted the online floating market project. For cargo logistics, the Company focused on combining the air and ground logistics services as well as a full flow e-commerce model, with eaemall.com as the platform.

Conforming to the global trend of rapid development in low-cost airlines, the Group is proactively researching and exploring the mode of operation of low-cost airlines. Jetstar Hong Kong Limited (“Jetstar Hong Kong”), the proposed low-cost airline company jointly established by the Company, Shun Tak Holdings Limited (“Shun Tak Holdings”) from Hong Kong and Qantas, is currently in the process of applying for an aviation services license.

Service Quality

Adhering to the philosophy of “Customer-Oriented and Dedicated Service”, the Group sustainably optimized its service processes and enhanced its service quality. The Group accelerated the promotion of self-services. The self-service rate of domestic routes was approximately 30% and express self-service check-in rate reached 40.45% which is leading in self-service check-in rate in respect of domestic civil aviation. The Group completed the change of uniform for both flight and ground frontline staff to create a brand new service image. Through implementation of brand service projects such as “LingYan Crew Ten, Hundred and Thousand (凌燕十百千)”, we established a service model and comprehensively promoted service standard. Customer experience has also been enhanced by constructing self- operated VIP rooms of identical standard at major airports, improving styles and quality of aircraft offerings and providing portable entertainment devices with electronic meal ordering service in two cabins.

Information Technology

The Group was dedicated in establishing an “Informationized Eastern Airlines”. It took a proactive approach towards information technology development to utilize the supportive and leading purposes of information technology. The new version of the Group’s official website was launched in 2013. The Company established a mobile marketing and service platform through channels such as M website, mobile E, WeChat, Yixin and SMS with a view to provide passengers with 24/7 travel information service. The commencement of unusual flight information management platform has made effective remedial service available in the event of unusual flight. The establishment of logistics e-commerce platform has driven the transformation of cargo business. The Group provided its staff with mobile terminal application software which achieved office mobilization and establishment of working platforms such as operation website, flight website and joint office. The efficiency of the Company’s operation has been effectively improved accordingly.

Cost Control

The Group has been proactively promoting the principle of “reducing cost while enhancing efficiency” and strictly controlled the expenses of all costs and fees. The Group has also managed its budget well by implementing analogous accounting. Adjustment of personnel structure and strict control on recruitment of staff improved salary cost management. Optimization of fleet and routes reduced aviation fuel consumption and expenditures on aircraft fuel. Stricter engine maintenance management reduced aircraft maintenance costs. The Group also diversified its financing channels, optimized the liability structure and reduced financial costs. In 2013, the Company completed the non-public issue of Shares to China Eastern Air Holding Company (“CEA Holding”) and its subsidiaries and raised gross proceeds of approximately RMB3,582 million; it also issued RMB4.8 billion of PRC corporate bonds, RMB2.2 billion of offshore RMB denominated bonds and RMB4 billion of PRC super short-term commercial paper at relatively low costs.

Social Responsibilities

The social responsibility concept of the Company is “cherished by staff, preferred by customers, satisfactory to shareholders and trusted by society”. Scope of the Company’s social responsibilities covers three main aspects which are economic responsibility, social responsibility and environmental responsibility. We are committed to guiding and innovating the Company’s work with a scientific sense of social responsibility. Based on integrity and not to regard profit as the only aim, the Company has adhered to its business conduct to be responsible to society, protect the environment, care for our staff and make sustainable development so as to achieve operation as a going concern.

Responsibilities to Staff

Caring for our staff is a crucial factor of building up a “Happy Eastern Airlines” and the passion of staff comes first when establishing a “world class” corporation. Eastern Airlines has been dedicated to being human-oriented, maintaining staff benefit, responding to staff’s concerns, respecting staff’s contributions and talents, valuing staff’s opinions and suggestions and treasuring staff’s passion and creativity. We also provide fair and justice benefits and opportunities to every staff with an aim to establish a home which our staff love.

Responsibilities to Customers

Eastern Airlines proactively follows the trend of internet generation to provide customers with safe, comfortable and convenient aviation services, as well as accurate, exquisite, refined and wonderful personalised services in order to satisfy consumption demand of customers, improve customer psychological experience, exceed customers’ expectation, gain trust and loyalty from customers, be an airlines with emotions and become the first choice of customers. We will strive to promote the brand’s core value of “World Class Hospitality with Eastern Charms”.

Responsibilities to Shareholders

Eastern Airlines has adhered to regulated and strict corporate governance, operated in compliance with laws and regulations, maintained investor relations, improved investor communication and proactively responsed to important issues which investors are concerned about. Since 2009, the Company has recorded profit consecutively. Our capital operation has been stable, capital quality has been improving and brand image has also been promoted comprehensively.

Responsibilities to Society

Eastern Airlines has always adhered to the development concept of emphasizing on both economic benefits and social benefits to achieve sustainable development. Application of new technology is promoted and the management method is innovated. In addition, we implemented low-carbon flight, optimized energy management, promoted environmental protection, cared about social well-being and put efforts into public welfare with an aim to pursue collective development and improvement of the Company and the society.

•	Low-Carbon Flight

The Group promotes low-carbon flight and explores the potential of energy-saving. It eliminated and surrendered the lease of older aircraft and introduced new, more fuel-efficient aircraft. Highly efficient new engines were also selectively installed. Continuous optimization of fleet structure enhanced the environmental performance of fleet. Energy-saving and emission reduction were facilitated by installing small wings and refitting energy-saving environmentally friendly engines. Aircraft supplies made of green and environmentally-friendly materials have been used to promote green, low- carbon and healthy aviation.

The Group has proactively developed, applied and promoted new technologies to provide safe and low-carbon aviation protection. Application of EFB can realize electronization of aircraft information, thereby reducing printing of paper manuals as well as costs of fuel-consumption and human resources. Adoption of ADS-B reduces the workload of flight crew and fuel consumption, thereby promoting flight safety. Implementation of PBN may increase airspace capacities, decrease input of ground navigation facilities, decrease fuel consumption and promote energy-saving and emission reduction.

•	Environmental Protection

The Group puts great emphasis on environmental protection. It strictly processes electronic hazardous wastes and industrial wastes and standardizes the procedures of processing wastes. The Group also created a brilliant office environment. The landscaping ratio of offices in Hongqiao Airport and Pudong Airport reached 40.5% and 31.2% respectively and we gained the recognition of being a “garden unit in Shanghai” again. Information technology management systems such as joint office system and mobile office system were established to advocate the concept of a paperless office. The energy consumption at office is also reduced by reducing the number of conferences and promotion of video conferencing. In addition, the Group promotes a green and low-carbon style, as well as energy-saving and ecological civilization by continuous recycling and discard of old office equipment.

•	Community Charity

The Group proactively supports and participates in social charitable events. We have continuously participated in supporting poverty relief activities in Shuangjiang and Cangyuan in Yunnan Province for over ten years. In 2013, the Group launched various activities, including the activity assisting the construction of Cangyuan Airport, investment in the establishment of CEA Demonstration Village, selection of talented individuals for secondment to assist the local poverty relief activities, and the construction of Hope School.

In 2013, the Group fully supported the relief work following the Richter scale 7.0 earthquake in Ya’an, Sichuan Province and the Richter scale 6.6 earthquake in Dingxi, Gansu Province. We deployed a number of passenger aircraft and freights to support the relief work, achieved the transportation of staff and materials, guaranteed the priority of relief flights and donated to the earthquake areas. The Group also proactively participated in relief work following the wind damage in Manila and the landslide in Zhaotong.

In addition, the Group fully promoted the large-scale voluntary service campaign called “Love at China Eastern Airlines”. We organized and launched a series of community charity activities such as airport lounge guide tours and provision of education subsidies. In 2013, 876 projects were launched with 51,983 staff members participated, serving a total of 48,909 people. Through the interaction with the community, the Group has established a charity brand image of “delivering love and serving the community”.

Awards and Recognition

The Group is committed to works relating to brand image management, communications and promotion as well as brand enhancement. After years at effort, the Group through its continued efforts has established a premium brand image in the market and received various major awards: in 2013, the Company was honored as the National 1 May Award Certificate (全國五一勞動獎 ); one of the 2013 Top 10 Companies with the Best Corporate Social Responsibility (企業社會責任排行榜10強) by Fortune China Magazine; awarded “Best Mid-cap Company” by Hong Kong Asiamoney Magazine for the second consecutive year; recognized as “Top 50 Most Valuable Chinese Brands in 2013” by WPP, a global brand communication and public relations firm; awarded the “Golden Bauhinia Award” of the “Best Listed Company” and “Listed Company with the Best Investor’s Relations Management” by Ta Kung Pao; honored as one of the “Top 100 Employers” by zhaopin.com. The Group’s international brand of “World-class Hospitality with Eastern Charm” is gaining increasing public recognition.

Operating Revenues

In 2013, there was an increase in the Group’s passenger revenues, which amounted to RMB72,928 million, representing an increase of 2.11% from the previous year, and accounting for 90.56% of the Group’s traffic revenues in 2013. Passenger traffic volume was 120,461.13 million passenger-kilometres, representing a 10.40% increase from the previous year.

The passenger traffic volume of the Group’s domestic routes was 82,811.97 million passenger-kilometres, representing an increase of 8.74% from the previous year. Compared to 2012, domestic passenger revenues increased by 0.83% to RMB50,556 million, accounting for 69.32% of the Group’s passenger revenues.

The passenger traffic volume of the Group’s international routes was 33,600.01 million passenger-kilometres, representing a 15.44 % increase from the previous year. Compared to 2012, international passenger revenues increased by 4.92% to RMB18,945 million, accounting for 25.98% of the Group’s passenger revenues.

The passenger traffic volume of the Group’s regional routes was 4,049.14 million passenger-kilometres, representing an increase of 5.12% from the previous year. Compared to 2012, regional passenger revenues increased by 6.39% to RMB3,427 million, accounting for 4.70% of the Group’s passenger revenues.

In 2013, there was a slight decrease in the Group’s cargo and mail traffic revenues, which amounted to RMB7,603 million, representing a decrease of 5.26% from the previous year, and accounting for 9.44% of the Group’s traffic revenues in 2013. The decrease was mainly attributable to the decrease in demand for cargo traffic. Cargo and mail traffic volume was 4,857.18 million tonne-kilometres, representing an increase of 3.32% from last year.

In 2013, the other revenues were RMB7,714 million, representing an increase of 32.80% from the previous year, due to the increase in other revenues resulting from the acquisition of 上海東航國際旅行社有限公司(Shanghai Eastern Air International Travel Service Co., Ltd) (“Eastern Travel”) by 上海航空國際旅遊 (集團) 有限公司(Shenghai Airlines Tours International (Group) Co., Ltd.) (“Shanghai Tours”), a wholly-owned subsidiary of the Company, in 2013.

Operating Expenses

In 2013, the Group’s total operating cost was RMB89,394 million, representing an increase of 8.05% from previous year.

Analysis of the changes in other items under operating costs of the Group is set out as follows:

Aircraft fuel costs account for the most substantial part of the Group’s operating costs. In 2013, the average price of fuel decreased by 6.69% compared to that of last year. The Group’s total aviation fuel consumption was approximately 4,598,700 tonnes, representing an increase of 10.08% from last year. Aviation fuel expenditures of the Group reached RMB30,681 million, representing an increase of 2.71% from last year.

Take-off and landing charges amounted to RMB9,190 million, or an increase of 1.37% from last year, and was primarily due to the increase in the number of take-off and landings from last year.

Gain on fair value movements of derivative financial instruments was RMB18 million, representing a decrease of 26.15% from previous year.

Depreciation and amortisation amounted to RMB8,226 million, representing an increase of 8.86% from last year, and was primarily due to the addition of new aircraft and engines, resulting in a greater base number for depreciation and amortisation.

Wages, salaries and benefits amounted to RMB13,454 million, representing an increase of 9.35% from last year, and was primarily due to an increase in number of staff and hours flown of pilots.

Aircraft maintenance expenses amounted to RMB4,690 million, representing an increase of 5.81% from last year, and was primarily due to an increase in the number of aircraft under repair.

Food and beverage expenses were RMB2,268 million, representing an increase of 11.66% from last year, and was primarily due to the increase in number of passengers.

Aircraft operating lease rentals amounted to RMB4,605 million, representing an increase of 3.77% from last year, and was primarily due to an increase in the number of aircraft held through operating leases in 2013.

Other operating lease rentals amounted to RMB679 million, representing an increase of 11.46% from last year, and was primarily due to an increase in the leases for warehouses and VIP lounges at airports.

Selling and marketing expenses were RMB4,139 million, representing an increase of 11.04% from last year, and was primarily due to increased handling fees of agency businesses and an increase in reservation fees resulting from the growth in the number of passengers.

The amount of civil aviation infrastructure levies payable to the Civil Aviation Administration of China (“CAAC”) was RMB1,566 million, representing an increase of 10.69% compared to last year. This increase was primarily due to an increase in miles flown by the Company in 2013.

Ground senses and other expenses were RMB5,105 million, representing an increase of 54.45% over the previous year, due to the increase in other charges arising from the acquisition of Eastern Travel by Shanghai Tours, a wholly-owned subsidiary of the Company, in 2013.

Other operating expenses were RMB4,809 million, representing an increase of 20.13% compared to last year. This increase was primarily attributable to an increase in expenses following the expansion of fleet of the Company.

Other Operating Income

In 2013, other operating income of the Group amounted to RMB2,725 million, which is an increase of 48.70% from the same period last year, primarily due to an increase in operational routes subsidy.

Finance Income/Costs

In 2013, the Group’s finance income was RMB2,124 million, which is an increase of 509.42% from RMB349 million of the same period last year, primarily due to the impact of fluctuations in RMB exchange rate. RMB substantially appreciated in 2013 while the exchange rate of RMB against USD had less fluctuations in 2012.

Finance costs amounted to RMB1,549 million, representing a decrease of 8.77% from last year, primarily due to a decrease in interest expenses arising from finance leases of aircraft.

Profit

As a result of the foregoing, the Group’s profit attributable to the equity shareholders of the Company in 2013 was RMB2,373 million, representing a 22.76% decrease as compared to the Group’s profit attributable to the equity shareholders of the Company of RMB3,072 million in 2012. The decrease is mainly due to factors such as a decrease in demand of domestic business customers, effects resulting from the formation of high-speed railway network, routes to Japan being affected by China-Japan relations, the decrease in the Company’s yield at Yunnan market resulting from the release of time slots at the new Kunming Airport and the occurrence of avian flu (H7N9) which brought short-term effects to the Eastern China market, as well as reasons such as rigid increase in costs and expenses.

Liquidity and Capital Structure

The Group generally finances its working capital requirements through business operations and short-term bank loans. As at 31 December 2012 and 2013, the Group’s cash and cash equivalents amounted to RMB2,512 million and RMB1,995 million, respectively. Net cash inflow generated from the Group’s operating activities was RMB12,617 million and RMB10,806 million, respectively, for 2012 and 2013. Capital expenditures for the purchase of aircraft were partly funded by internal funds, the balance of which was mainly financed by long-term and short-term borrowings and finance leasing, etc.. In 2012 and 2013, the Group’s net cash outflow from investment activities was RMB11,789 million and RMB17,028 million, respectively. In 2012, net cash outflow from the Group’s financing activities was RMB2,174 million. In 2013, net cash inflow from the Group’s financing activities was RMB5,730 million, which was primarily due to issue of corporate bonds and issue of shares in 2013.

The Group generally operates with net current liabilities. As at 31 December 2013, the Group’s current liabilities exceeded its current assets by RMB40,472 million. The Group has been and believes it will continue to be capable of financing its working capital by obtaining loans from banks and various financing tools such as bonds.

The Group monitors its capital on the basis of its debt ratio, which is calculated as total liabilities divided by total assets. As at 31 December 2013, the debt ratio of the Group was 79.59%.

As at 31 December 2012 and 2013, the Group’s borrowings payable within one year were RMB22,640 million and RMB23,285 million, respectively. As at 31 December 2012, the Group’s borrowings payable from one to two years, from three to five years and beyond five years were RMB7,273 million, RMB7,906 million and RMB7,918 million, respectively, as compared to RMB6,606 million, RMB9,952 million and RMB10,758 million, respectively, as at 31 December 2013.

As at 31 December 2012, the Group’s borrowings comprised USD-denominated borrowings of USD5,028 million and RMB-denominated borrowings of RMB13,827 million. Fixed- rate borrowings accounted for 22.91% of the total borrowings, and floating-rate borrowings accounted for 77.09% of the total borrowings. As at 31 December 2013, the Group’s borrowings comprised USD-denominated borrowings of USD5,776 million and RMB-denominated borrowings of RM15,386 million (including bonds and super short-term commerical papers). Fixed-rate borrowings accounted for 28.38% of the total borrowings, and floating-rate borrowings accounted for 71.62% of the total borrowings.

The Group’s obligations under finance leases as at 31 December 2012 and 2013 were RMB21,858 million and RMB23,135 million, respectively. As at 31 December 2012, the Group’s lease obligations payable within two years, from three to five years and beyond five years were RMB5,309 million, RMB7,925 million and RMB8,624 million, respectively, as compared to RMB5,945 million, RMB8,651 million and RMB8,539 million, respectively, as at 31 December 2013.

As at 31 December 2012, the Group’s obligations under finance leases comprised USD-denominated obligations of USD2,983 million, SGD-denominated obligations of SGD245 million, HKD-denominated obligations of HKD1,468 million and JPY-denominated obligations of JPY9,136 million. As at 31 December 2013, the Group’s obligations under finance leases comprised USD-denominated obligations of USD3,076 million, SGD-denominated obligations of SGD224 million, HKD-denominated obligations of HKD1,336 million and JPY-denominated obligations of JPY8,222 million. The Group’s obligations under finance leases comprised only floating-rate obligations.

Interest Rate Fluctuation

The Group’s total interest-bearing liabilities (including long-term and short-term borrowings, finance leases payable and bonds payable) as at 31 December 2012 and 2013 were RMB67,594 million and RMB73,736 million, respectively, of which short-term liabilities accounted for 37.35% and 35.62%, respectively, for those years. Most of the long-term interest-bearing liabilities were liabilities with floating interest rates. Both of the short-term liabilities and the long-term interest-being liabilities were affected by fluctuations in current market interest rates.

The Group’s interest-bearing liabilities were primarily denominated in USD and RMB. As at 31 December 2012 and 2013, the Group’s liabilities denominated in USD accounted for 74.5% and 75.61%, respectively, of total liabilities while liabilities denominated in RMB accounted for 20.46% and 20.87%, respectively, of total liabilities during those periods. Fluctuations in the USD and RMB interest rates have significantly impact on the Group’s finance costs. As at 31 December 2012, the notional amount of the outstanding interest rate swap agreements was approximately USD929 million. As at 31 December 2013, such amount was USD844 million and these agreements will expire between 2014 and 2022.

Exchange Rate Fluctuation

As at 31 December 2013, the Group’s total interest-bearing liabilities denominated in foreign currencies, converted to RMB, amounted to RMB58,349 million, of which USD liabilities accounted for 95.55% of the total amount. Therefore, a significant fluctuation in foreign exchange rates will subject the Group to significant foreign exchange loss/gain arising from the translation of foreign currency denominated liabilities, which will also affect the profitability and development of the Group. The Group typically uses hedging contracts for foreign currencies to reduce the foreign exchange risks for foreign currency revenue generated from ticket sales and expenses to be paid in foreign currencies. The Group’s foreign currency hedging contracts mainly involve the sales of JPY and the purchase of USD at fixed exchange rates. As at 31 December 2012, foreign currency hedging contracts held by the Group amounted to a notional amount of USD58 million. Such amount was USD38 million as at 31 December 2013, and will expire between 2014 and 2017.

The Group recorded a significant increase in net foreign exchange gains in 2013. As at 31 December 2012 and 2013, the Group’s foreign exchange gains were RMB148 million and RMB1,976 million, respectively.

Fluctuation of fuel prices

In 2013, assuming constant factors but excluding the effects of crude oil option contracts, if the average price of jet fuel had increased or decreased by 5%, jet fuel costs of the Group would have increased or decreased by approximately RMB1,534 million.

In 2013, the Group has not engaged in any aviation fuel hedging activities.

RISK ANALYSIS

1.	Macro-economic Risk

Aviation transportation industry is closely related to domestic and international macro-economic atmosphere. Civil aviation transportation industry is more sensitive to macro-economic atmosphere which directly affects the development of economic activities, disposable income of residents and changes in amount of import and export. These factors will in turn affect the demand for air passengers and air cargo services. Therefore, if domestic or international macro-economic atmosphere worsens, operation results and financial position of the Group may be adversely affected.

2.	Policy and Regulation Risk

Aviation transportation industry is relatively sensitive to domestic and international policies. Following the changes in domestic and foreign economic environment and the continuous development in aviation industry, relevant international and domestic regulations and industry policies may be adjusted accordingly. Such changes in policies may, to a certain extent, bring uncertainties to the future operating results of the Group.

3.	Flight Safety Risk

Flight safety is the principle and foundation for an airlines to maintain normal operation and good reputation. Bad weather, mechanical disorder, human errors, aircraft discrepancies and other force majeure events may have adverse effects on flight safety of airlines.

4.	Risk Associated with Outflow of Talents

The aviation transportation industry in PRC has developed rapidly in recent years. At the same time, new entrants of the industry have gradually established airlines and launched their operations. This contributed to competition for core technical staff such as pilots, aircraft crew, operation and control staff as well as major management personnel among domestic airway companies. Failure to train and retain adequate number of core technical staff and management personnel in time may constitute significant adverse effects to the Group’s production operation and business development.

5.	Competition Risk

The “Twelfth Five-Year Plan” for civil aviation industry in China encourages low-cost airway companies to enter into major logistics market gradually. In February 2014, CAAC issued Guidance on Facilitating Low-cost Aviation Development ( 《關於促進 低成本航空發展的指導意見》 ) which aims at supporting the development of domestic low-cost airlines. This will further intensify the competition in domestic aviation market.

In respect of international routes, following the development of economic globalization and the increasing frequency of global trading, the trend of monopoly competition in the future international aviation market will become more significant. The transformation from inter-alliance competition in alliance time to inter-association competition in post- alliance time will pose more international competition pressure to domestic aviation transportation enterprises.

There is a certain level of substitutability between railway transportation and air transportation in respect of medium to short distance transportations. With the construction of national high-speed railway network, there will be effects of high-speed railways towards civil aviation market. Some of the Group’s routes will face competition from high-speed railways.

6.	Risk Associated with the Fluctuation of Fuel Prices

Jet fuel is one of the major expenses of airway companies. The fluctuations of international crude oil prices and adjustments on domestic jet fuel prices by National Development and Reform Commission have impact on the Group’s profitability. Therefore, significant fluctuation of future oil prices in the international market and adjustments on domestic jet fuel prices may have significant impact on the Group’s operating results.

7.	Interest Rate Fluctuation Risk

The Group is engaged in a capital intensive industry and has a higher debt ratio. Majority of liabilities are attributable to USD liabilities and RMB liabilities resulting from introduction of aircraft. Therefore, changes in interest rates of USD and RMB may have significant impact on the Group’s finance cost.

8.	Exchange Rate Fluctuation Risk

As liabilities of the Group are denominated in foreign currencies (such as USD) and foreign currency expenses in the Company’s operation are generally higher than foreign currency income, the depreciation or appreciation of RMB against USD may significantly affect the results of the Group.

9.	Information Technology Safety Risk

The aviation transportation industry is highly dependent on network information system and it has penetrated to all aspects such as flight, service, marketing, aircraft affairs as well as the operation and control of the Company. Therefore, in the event that information systems such as computer and communication system encounter circumstances such as any disorder or suspension and hacker attack, there may be adverse effects to the production and operation of the Company or leakage of customer data which may affect the operation results and reputation of the Company.

10.	Other Force Majeure and Unforeseeable Risks

The aviation transportation industry is highly sensitive to the external environment. Natural disasters such as earthquake, storm and tsunami, public health emergency, terrorist attack and political volatility may all affect the normal operation of airlines. Flight suspension, decrease in passenger capacity and income, as well as increase in safety and insurance cost may adversely affect the production and operation of the Company.

Pledges on Assets and Contingent Liabilities

The Group generally finances the purchases of aircraft through finance leases and bank loans secured by its assets. As at 31 December 2012, the value of the Group’s assets used to secure certain bank loans was RMB22,544 million. As at 31 December 2013, the value of the Group’s assets used to secure certain bank loans was RMB24,306 million, representing an increase of 7.82% compared to last year.

As at 31 December 2013, the Group had no significant contingent liabilities.

Capital Expenditure

According to the agreements entered into in relation to aircraft, engines and equipment, as at 31 December 2013, we expect our capital expenditures for aircraft, engines and related equipment to be, in the aggregate, approximately RMB140,640 million, including approximately RMB44,673 million in 2014 and RMB50,179 million in 2015, in each case subject to contractual changes or any change relating to inflation. We plan to finance our capital commitments through a combination of funds generated from operation, existing bank credit facilities, bank loans, leasing arrangements and other external financing arrangement.

Human Resources

As at 31 December 2013, the Group had 68,874 employees, the majority of whom were located in the PRC. The wages of the Group’s employees generally consisted of basic salaries and performance bonuses. The Group was not involved in any major labour disputes with its employees, nor did it experience any significant turnover of employees or encounter any difficulties in recruiting new employees.

OUTLOOK FOR 2014

The Group would like to bring to the attention of readers of this announcement that this 2013 annual results announcement contains certain forward-looking statements, including descriptions of the Group’s future operating plans for 2014 and beyond, and a general outlook of international and domestic economies and the aviation industry. Such forward-looking statements are subject to many uncertainties and risks that are beyond the control of the Group. Actual events may be materially different from these forward-looking statements.

With the possible recovery of global economy and also the steady growth of local economy in 2014, the tourism market will develop rapidly and the growth in aviation market in China will also be maintained. However, with intensive competition in the industry resulting from the rapid growth of transportation ability in the domestic aviation market, rapid development of domestic and overseas low-cost airways, fluctuation of fuel prices due to geopolitical factors, fluctuation in RMB exchange rate and the impact of high-speed railways becoming normal, the Group will encounter a situation with both opportunities and challenges.

Based on its transformation and development, ability enhancement and brand building, the Group’s overall direction for 2014 will be dedicated to the promotion of operation networking and experiential service, accelerating informatisation and marketisation, so as to strive for establishing a world class CEA.

In 2014, the Group will focus on: (1) reinforcing foundations of safety management and implementing safety responsibilities to ensure continued safe operation; (2) working around hub construction by optimising its route network and refining its cabin management in order to enhance its marketing ability of passenger and freight transport operation; (3) improving service procedures and refining service standard to improve its service quality and upgrade the Company’s brand; (4) intensifying its efforts in comprehensive budget management to control costs strictly and expanding financing channels to reduce cost while increasing efficiency; (5) based on its information technology construction, accelerating the innovation of business models and continuing with the transformation and development of passenger and freight transport operations.

FLEET PLAN SHEET

The fleet of the Group in the future will mainly comprise of models such as B777 Series for long haul, A330 Series for long-and-medium haul, and A320 Series and B737NG Series for medium-and-short haul. Older aircraft models of high energy-consumption will be surrendered as appropriate. Details of the expected fleet plan from 2014 to 2018 are as follows:

Introduction and Retirement Plan of Aircraft for 2014 to 2018

										(Units)

Model	2014		2015		2016		2017		2018
	Introduction	Retirement	Introduction	Retirement	Introduction	Retirement	Introduction	Retirement	Introduction	Retirement

Passenger aircraft

A320 Series	34	16	26	9	25	6	15	–	15	–
A330 Series	8	–	7	–	–	–	–	–	–	10
A340-600	–	1	–	4	–	–	–	–	–	–
A300-600	–	7	–	–	–	–	–	–	–	–
B777 Series	4	–	5	–	5	–	3	–	3	–
B737NG	27	7	37	10	15	10	–	17	–	5
B757	–	2	–	1	–	–	–	–	–	–
B767	–	1	–	–	–	–	–	–	–	–
CRJ	–	8	–	–	–	–	–	–	–	–
EMB-145LR	–	–	–	5	–	5	–	–	–	–
Total number of
passenger aircraft	73	42	75	29	45	21	18	17	18	15
Freighters

A300-600F	–	1	–	–	–	–	–	–	–	–
B747F	–	1	–	1	–	–	–	1	–	–
Total number of freighters	–	2	–	1	–	–	–	1	–	–
Total	73	44	75	30	45	21	18	18	18	15

Note:	The abovementioned quantity and timing for the introduction and retirement of aircraft shall be subject to adjustment based on market conditions.

SHARE CAPITAL

1.	As at 31 December 2013, the share capital structure of the Company is set out as follows:

				Approximate
			Total number	percentage in
			of shares	shareholding (%)
I	A Shares
	1.	Listed shares with trading moratorium	698,865,000	5.514
	2.	Listed shares without trading moratorium	7,782,213,860	61.402

II	H Shares
	1.	Listed shares with trading moratorium	698,865,000	5.514
	2.	Listed shares without trading moratorium	3,494,325,000	27.570
III	Total number of shares		12,674,268,860	100

Notes:

1.	The 698,865,000 A shares, which are listed shares with trading moratorium issued on the Shanghai Stock Exchange by the Company to its controlling shareholder, CEA Holding and its wholly-owned subsidiary, 東航金戎控股有限責任公司 (CES Finance Holding Co. Ltd) (“CES Finance”), by way of non-public issuance on 16 April 2013, are subject to a lock-up period of 36 months. For details, please refer to the announcement of the Company dated 17 April 2013 issued in Hong Kong.

2.	The 698,865,000 H shares, which are listed shares with trading moratorium issued on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) by the Company to 東航國 際控股(香港)有限公司 (CES Global Holdings (Hong Kong) Limited) (“CES Global”), an overseas wholly-owned subsidiary of CEA Holding, by way of specific issuance on 21 June 2013, are subject to a lock-up period of 36 months. For details, please refer to the announcement of the Company dated 21 June 2013 issued in Hong Kong.

3.	As at the date of this announcement, the Company had 698,865,000 listed A shares with trading moratorium held by CEA Holding and its wholly-owned subsidiary, CES Finance, and 7,782,213,860 listed A shares without trading moratorium. The Company also had 698,865,000 listed H shares with trading moratorium held by CES Global, an overseas wholly-owned subsidiary of CEA Holding, and 3,494,325,000 listed H shares without trading moratorium. The total number of shares amounted to 12,674,268,860 shares.

2.	Substantial shareholders

Shareholders with an interest in 10% or more of any class of the issued shares in the Company as of 31 December 2013 are as follows:

			Approximate
			percentage
	Type of	Number of	in total
Name	shares held	shares	share capital (%)

CEA Holding (Note 1)	A Shares	5,530,240,000	43.63%

CEA Holding (Note 2)	H Shares	2,626,240,000	20.72%

HKSCC Nominees Limited (Note 3)	H Shares	4,178,383,298	32.97%

Notes:

Based on the information available to the Directors (including such information as was available on the website of the Hong Kong Stock Exchange) and so far as they are aware of, as at 31 December 2013:

1.	Among such A shares, 5,072,922,927 A shares were directly held by CEA Holding and 457,317,073 A shares were directly held by CES Finance, which in turn was 100% held by CEA Holding.

2.	Such H shares were held by CES Global in the capacity of beneficial owner, which in turn was 100% held by CEA Holding.

3.	Among the 4,178,383,298 H shares held by HKSCC Nominees Limited, 2,626,240,000 H shares (representing approximately 62.85% of the Company’s then total issued H shares) were held by CES Global in the capacity of beneficial owner, which in turn was 100% held by CEA Holding.

Details relating to interests, as at 31 December 2013, of the Company’s directors, supervisors, chief executive officer, members of senior management and those of other shareholder(s) of the Company having interests or short positions which would fall to be disclosed to the Company and the Hong Kong Stock Exchange pursuant to the relevant requirements under the Securities and Futures Ordinance (and as recorded in the register required to be kept by the Company under Section 336 of the Securities and Futures Ordinance) will be set out in the 2013 annual report of the Company in accordance with the relevant disclosure requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

MATERIAL MATTERS

1.	Dividends

Based on the auditing of Ernst & Young Hua Ming LLP (安永華明會計師事務所) and Ernst & Young to the financial report of the Company for the year 2013, the Company still recorded accumulated loss as at 31 December 2013 under the PRC accounting standards and IFRS. The Board does not recommend profit distribution for the year 2013 and the Company will not increase its share capital through capitalization of its capital reserve. The profit distribution proposal for the year 2013 will be submitted to the 2013 annual general meeting for consideration.

2.	Purchase, sale or redemption of securities

During the financial year of 2013, neither the Company nor its subsidiaries purchased, sold or redeemed any of its listed securities (“Securities”, having the meaning ascribed thereto under Section 1 of Appendix 16 to the Listing Rules).

3.	Material litigation

The family members of the 32 victims in the Baotou aircraft accident on 21 November 2004, who sued the Company in the US and China (the aircraft was then owned and operated by China Eastern Air Yunnan Company), have reached a settlement with the Company and applied to the Beijing Second Intermediate People’s Court to withdraw their actions. On 31 May 2013, the Beijing Second Intermediate People’s Court accepted the withdrawal. The California Court in the US ruled to terminate the proceedings of case in the US on 24 October 2013. Since then, all the local and overseas proceedings with respect to this case have been closed. Management of the Company considers that the outcome of this litigation will not have a material adverse effect on the financial condition and operating performance of the Company.

As at 31 December 2013, the Group was not included in any litigation, arbitration or claim of material importance.

4.	Corporate governance practices

The Board has reviewed the relevant provisions and corporate governance practices under the codes on corporate governance practices adopted by the Company, and took the view that the Company’s corporate governance practices for the year ended 31 December 2013 met the requirements under the provisions in the Corporate Governance Code set out in Appendix 14 to the Listing Rules.

To further strengthen the awareness of compliance with laws and rules among the directors, supervisors and senior management of the Company, and to enhance their understanding and application of the relevant rules, in January and June 2013, the Company invited experts from securities regulatory authorities and senior partners from renowned law firms to conduct seminars on the latest regulatory laws and regulations and relevant case studies in relation to securities. At the same time, in order to continue strengthening the comprehensive understanding of the directors, supervisors and senior management of the Company on their respective duties and responsibilities, the Company has systematically reviewed the relevant rules and regulations regarding the duties and responsibilities of directors, supervisors and senior management of a listed company promulgated by regulatory bodies including the China Securities Regulatory Commission, the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange in the previous year. The Company compiled the “Guidelines on Duties of the Directors, Supervisors and Senior Management of China Eastern Airlines Corporation Limited (2013)”, which is based on the “Guidelines on Duties of the Directors, Supervisors and Senior Management of China Eastern Airlines Corporation Limited” issued last year.

5.	Audit and Risk Management Committee

The Audit and Risk Management Committee of the Company has reviewed with the management of the Company the accounting principles and methods adopted by the Group, and has discussed with the Board the internal controls and financial reporting issues, including a review of the consolidated results prepared under IFRS for the year ended 31 December 2013.

The Audit and Risk Management Committee of the Company has no disagreement with the accounting principles and methods adopted by the Group.

6.	Changes in personnel

The 2012 annual general meeting was held by the Company on 26 June 2013, during which the seventh session of the Board and the seventh session of the supervisory committee of the Company were elected. On the same day, the first ordinary meeting of the seventh session of the Board and the first meeting of the seventh session of the supervisory committee of the Company were also convened, during which the Chairman, Vice Chairman, President, Vice President, Chief Financial Officer, Board Secretary of the seventh session of the Board and the chairman for the seventh session of the supervisory committee of the Company were elected.

The second ordinary meeting of the seventh session of the Board was held by the Company on 27 August 2013, during which the resolution on appointment of Mr. Feng Liang as a Vice President of the Company was considered and approved. On 29 October 2013, the resolution on election of Mr. Ma Weihua as an independent non- executive Director of the seventh session of the Board was considered and approved at the first extraordinary general meeting of the Company in 2013. On 24 March 2014, the sixth ordinary meeting of the seventh session of the Board considered and passed the resolution regarding the change in Vice President of the Company and appointed Mr. Sun Youwen as a Vice President of the Company. Mr. Shu Mingjiang ceased to be a Vice President of the Company due to changes of duties.

Cessation

Name	Date of Cessation		Position

Luo Zhuping	26 June 2013		Director
Wu Xiaogen	26 June 2013		Independent
Non-executive Director
Liu Jiashun	26 June 2013		Supervisor
Shu Mingjiang	24 March 2014		Vice President

Appointment

Name	Date of Appointment	Approval Organisation	Position

Liu Shaoyong	26 June 2013	2012 annual general meeting 1st ordinary meeting of the seventh session of the Board	Chairman
Ma Xulun	26 June 2013	2012 annual general meeting 1st ordinary meeting of the seventh session of the Board	Vice Chairman, President
Xu Zhao	26 June 2013	2012 annual general meeting	Director
Gu Jiadan	26 June 2013	2012 annual general meeting	Director
Li Yangmin	26 June 2013	2012 annual general meeting 1st ordinary meeting of the seventh session of the Board	Director, Vice President
Tang Bing	26 June 2013	2012 annual general meeting 1st ordinary meeting of the seventh session of the Board	Director, Vice President
Sandy Ke-Yaw Liu	26 June 2013	2012 annual general meeting	Independent Non-
executive Director
Ji Weidong	26 June 2013	2012 annual general meeting	Independent Non-
executive Director
Shao Ruiqing	26 June 2013	2012 annual general meeting	Independent Non-
executive Director
Li Ruoshan	26 June 2013	2012 annual general meeting	Independent Non-
executive Director
Ma Weihua	29 October 2013	1st extraordinary general meeting 2013	Independent Non-executive Director
Yu Faming	26 June 2013	2012 annual general meeting 1st meeting of the seventh session of the supervisory committee of the Company	Chairman of the supervisory committee of the Company
Xi Sheng	26 June 2013	2012 annual general meeting	Supervisor
Ba Shengji	26 June 2013	2012 annual general meeting	Supervisor

Name	Date of Appointment	Approval Organisation	Position

Yan Taisheng	26 June 2013	3rd group meeting in 2013 of the fifth session of the employee’s representatives conference	Supervisor
Feng Jinxiong	26 June 2013	3rd group meeting in 2013 of the fifth session of the employee’s representatives conference	Supervisor
Wu Yongliang	26 June 2013	1st ordinary meeting of the seventh session of the Board	Vice President, Chief Financial Officer
Tian Liuwen	26 June 2013	1st ordinary meeting of the seventh session of the Board	Vice President
Feng Liang	27 August 2013	2nd ordinary meeting of the seventh session of the Board	Vice President
Sun Youwen	24 March 2014	6th ordinary meeting of the seventh session of the Board	Vice President
Wang Jian	26 June 2013	1st ordinary meeting of the seventh session of the Board	Board Secretary, Joint Company Secretary, Authorised Representative
Ngai Wai Fung	26 June 2013	1st ordinary meeting of the seventh session of the Board	Joint Company Secretary

7.	Change of particulars of directors or supervisors under Rule 13.51B(1) of the Listing Rules

Mr. Tang Bing, a director of the Company, ceased to act as the chairman of 上海航 空有限公司 (Shanghai Airlines Co., Ltd.) (“Shanghai Airlines”), a subsidiary of the Company, with effect from January 2014 and was appointed as an executive director of Shanghai Airlines with effect from January 2014.

Mr. Li Ruoshan, an independent non-executive director of the Company, ceased to act as an independent non-executive director of 中國太平洋保險 (集團) 股 份有限公司 (China Pacific Insurance (Group) Co., Ltd.) (a company listed on the Hong Kong Stock Exchange) with effect from June 2013, ceased to act as an independent non-executive director of 廣博集團股 份有限公司 (Guangbo Group Stock Co., Ltd.) (a company listed on the Shenzhen Stock Exchange) with effect from February 2014 and was appointed as an independent non-executive director of 西安陝鼓動力股 份有限公司 (Xi’an Shaangu Power Co. Ltd.) (a company listed on the Shanghai Stock Exchange) with effect from December 2013.

Mr. Ma Weihua, an independent non-executive director of the Company, was appointed as an independent non-executive director of 華潤置地有限公司 (China Resources Land Limited) (a company listed on the Hong Kong Stock Exchange) with effect from July 2013.

8.	Miscellaneous

The Company wishes to highlight the following information:

(1)	On 23 March 2012, the Company entered into a binding memorandum of understanding with Jetstar Airways Pty Limited (a wholly-owned subsidiary of Qantas), for the establishment of a Hong Kong-based low-cost airline. On 24 August 2012, 東航海外 (香港) 有限公司 (Eastern Air Overseas (Hong Kong) Corporation Limited) (“Eastern Air Overseas”), a wholly-owned subsidiary of the Company, entered into a shareholders’ agreement with Jetstar International Group Holdings Co., Limited (“Jetstar International”), a wholly-owned subsidiary of Qantas, pursuant to which Eastern Air Overseas and Jetstar International agreed to establish a Hong Kong-based, Jetstar-branded low-cost airline. On 5 June 2013, Eastern Air Overseas, Jetstar International, Go Harvest Investments Limited (“Shun Tak Investor”), a wholly owned Hong Kong-based subsidiary of Shun Tak Holdings and Jetstar Hong Kong, entered into a restated and amended shareholders’ agreement, pursuant to which Shun Tak Investor will become a new strategic shareholder of Jetstar Hong Kong, subject to the completion of necessary filings with the relevant authorities in the PRC, and will hold one-third of the total issued share capital of Jetstar Hong Kong. For details, please refer to the announcements of the Company dated 23 March 2012, 24 August 2012 and 5 June 2013 issued in Hong Kong.

(2)	On 27 December 2012, Shanghai Tours, a wholly-owned subsidiary of the Company, entered into an equity transfer agreement with 東航旅業投資 (集團) 有 限公司 (Eastern Air Tourism Investment Group Co., Ltd) (“Eastern Tourism”) and 上海東美航空旅遊有限公司 (Shanghai Dongmei Aviation Travel Co., Ltd) (“Shanghai Dongmei”), pursuant to which Shanghai Tours agreed to acquire the entire equity interests in 西安東美航空旅遊有限公司 (Xi’an Dongmei Aviation Travel Co., Ltd) (“Xi’an Dongmei”) from Eastern Tourism and Shanghai Dongmei in consideration of RMB3,300,400 in total (the “Xi’an Dongmei Acquisition”).

On 27 December 2012, Shanghai Tours entered into an equity transfer agreement with Eastern Tourism and Shanghai Dongmei, pursuant to which Shanghai Tours agreed to acquire the entire equity interests of 昆明東美航空旅遊有限公 司 (Kunming Dongmei Aviation Travel Co., Ltd) (“Kunming Dongmei”) from Eastern Tourism and Shanghai Dongmei in consideration of RMB10,551,000 in total (the “Kunming Dongmei Acquisition”).

On 10 January 2013, Shanghai Tours entered into an equity transfer agreement with Eastern Tourism, pursuant to which Shanghai Tours agreed to acquire the entire equity interests of Eastern Travel from Eastern Tourism in consideration of RMB11,876,200 in total (the “Eastern Travel Acquisition”). Eastern Tourism is a wholly-owned subsidiary of CEA Holding, which in turn is a controlling shareholder of the Company. Eastern Tourism is thus a connected person of the Company under the Listing Rules. Shanghai Dongmei is interested as to 72.84% by, and is thus an associate of, CEA Holding. Shanghai Dongmei is thus a connected person of the Company under the Listing Rules.

Therefore, each of the Xi’an Dongmei Acquisition, the Kunming Dongmei Acquisition and the Eastern Travel Acquisition constitutes a connected transaction of the Company. The main purpose of the Xi’an Dongmei Acquisition, the Kunming Dongmei Acquisition and the Eastern Travel Acquisition is to reorganise and integrate the tourism business of the Group. For details, please refer to the announcements of the Company dated 10 January 2013 issued in Hong Kong.

(3)	On 16 January 2013, the Company entered into a supplemental agreement with 東航集團財務有限責任公司 (Eastern Air Group Finance Co., Ltd.) (“Eastern Air Finance Company”), to further regulate the balances of the Group’s deposits and loans with the Eastern Air Finance Company and its subsidiaries on a pre-condition that the agreed maximum daily balance of each of the deposits and the loans under the financial services agreement dated 15 October 2010 remains unchanged. For details, please refer to the announcement of the Company dated 16 January 2013 issued in Hong Kong.

(4)	The first tranche of the 2012 corporate bonds issued by the Company are 10-year fixed interest rate bonds in the amount of RMB4.8 billion, with an issue price of RMB100 each and a coupon interest rate of 5.05%. The issuance was completed on 20 March 2013 and the bonds were listed on the Shanghai Stock Exchange on 22 April 2013. On 28 June 2013, Dagong International Credit Rating Co., Ltd., a credit rating agency, evaluated this tranche of corporate bonds and issued a credit rating report. After deducting the issuance expense, the proceeds of this bonds issue will be used for purchase of aircraft. For details, please refer to the announcements of the Company dated 11 May 2012, 28 June 2012, 20 March 2013, 18 April 2013 and 28 June 2013 issued in Hong Kong.

(5)	The non-public issuance of 698,865,000 new A shares at the subscription price of RMB3.28 per share by the Company to CEA Holding (the controlling shareholder of the Company) and CES Finance was completed on 17 April 2013 (the “A Share Subscription”). The total consideration for the A Share Subscription was RMB2,292,277,200. The non-public issuance of 698,865,000 new H shares at the subscription price of HK$2.32 per share by the Company to CES Global was completed on 21 June 2013 (the “H Share Subscription”). The total consideration for the H Share Subscription was HK$1,621,366,800. The purposes of the A Share Subscription and the H Share Subscription are to improve the financial position of the Company and in the long term, enhance the Company’s competitiveness and help to improve its operational position. For details, please refer to the announcements of the Company dated 11 September 2012, 9 November 2012, 4 February 2013, 25 February 2013, 10 April 2013, 17 April 2013 and 21 June 2013 and the circular of the Company dated 24 September 2012 issued in Hong Kong.

(6)	On 29 May 2013, in order to satisfy the Company’s working capital requirement, Eastern Air Overseas, a wholly-owned subsidiary of the Company, issued RMB2.2 billion guaranteed bonds with an interest rate of 3.875% due 2016 to professional investors in Hong Kong. Such bonds are listed on the Hong Kong Stock Exchange. The Company has provided a guarantee in connection with this bond issue. For details, please refer to the announcements of the Company dated 24 May 2013, 30 May 2013 and 5 June 2013 issued in Hong Kong.

(7)	On 7 June 2013, the Company has completed the issuance of 2013 first tranche of super-short-term commercial paper in the issuance amount of RMB4 billion, with a maturity of 270 days. The nominal value of the commercial papers was RMB100 per unit and the interest rate was 3.95%. The proceeds from this issuance will be used principally to replenish corporate working capital of the Company. For details, please refer to the announcement of the Company dated 7 June 2013 issued in Hong Kong.

(8)	On 10 June 2013, the Company redeemed the 2012 first tranche of RMB4 billion 4.1% super-short-term commercial paper, which was issued on 13 September 2012. The commercial papers had a maturity of 270 days at a nominal value of RMB100 per unit. For details, please refer to the announcements of the Company dated 13 September 2012 and 13 June 2013 issued in Hong Kong.

(9)	On 26 June 2013, the 2012 annual general meeting of the Company considered and approved that (i) Ernst & Young Hua Ming LLP and Ernst & Young be appointed as the Company’s domestic and international auditors respectively, for the year 2013; and (ii) Ernst & Young Hua Ming LLP be appointed as the Company’s auditors for internal control for the year 2013, both of which came into effect at the conclusion of the 2012 annual general meeting. For details, please refer to the announcements of the Company dated 26 March 2013 and 26 June 2013 issued in Hong Kong.

(10)	On 26 June 2013, the 2012 annual general meeting of the Company considered and approved the proposal to expand the business scope of the Company and the amendments to the articles of association of the Company (the “Articles of Association”). On the same date, the Chairman of the Company made corresponding amendments to the Articles of Association pursuant to the authority granted at the 2012 first extraordinary general meeting, which was based on the results of A Share Subscription and H Share Subscription. All amendments became effective on 26 June 2013. For details, please refer to the announcements of the Company dated 26 April 2013 and 26 June 2013 issued in Hong Kong.

(11)	In order to better manage the existing continuing connected transactions and to regulate the continuing business relationships between (i) the Group and (ii) CEA Holding and its subsidiaries, and to comply with the applicable requirements under Chapter 14A of the Listing Rules, the Company entered into the following renewed agreements relating to the existing continuing connected transactions. These renewed agreements are effective for a term of 3 years commencing from 1 January 2014 to 31 December 2016. For details, please refer to the announcements of the Company dated 30 August 2013 and 13 September 2013 and the circular dated 25 September 2013 issued in Hong Kong.

The estimated transaction caps for the continuing connected transactions of the Company, which were considered and approved by the Board and at the general meeting of the Company, and the respective actual amounts incurred for the financial year ended 31 December 2013 are set out as follows:

		Unit: RMB’000
	Actual amount	The approved
	incurred up to	2013 estimated
Category	31 December 2013	transaction caps

Property leasing	59,141	114,900
Financial services (balance of deposit)	620,364	4,000,000
Financial services (balance of loans)	1,586,070	4,000,000
Import and export agency services	105,293	118,000
Catering services	919,051	1,160,000
Sales agency services (agency fee)	9,836	115,200
Production and maintenance services	142,569	148,780
Advertising agency services	10,099	56,000
Media resources operation services	14,908	60,000

(12)	On 27 September 2013, in order to secure a professional, stable and reliable operation for the Company’s media and advertising resources, the Company entered into an agreement with 東方航空傳媒股 份有限公司 (China Eastern Airlines Media Co., Ltd) (“CES Media”), pursuant to which the Company and certain of its subsidiaries agreed to transfer the exclusive rights to use certain media and advertising resources of the Company to CES Media and certain of its subsidiaries at a consideration of RMB237 million for a period of 15 years (from 1 January 2014 to 31 December 2028) under the terms and conditions in the agreement. CES Media is a subsidiary of and thus an associate of CEA Holding, which in turn is a controlling shareholder of the Company. As such, CES Media is a connected person of the Company and the transaction constitutes a connected transaction of the Company under the Listing Rules. For details, please refer to the announcement of the Company dated 27 September 2013 issued in Hong Kong.

(13)	On 24 December 2013, the Company and CEA Holding, both being the shareholders of CES Media, agreed the capital injection of RMB80 million to CES Media on a pro-rata basis in cash. Out of such RMB80 million, the Company will contribute a pro-rata amount of RMB36 million in cash and CEA Holding will contribute the remaining pro-rata amount of RMB44 million in cash. CES Media is a subsidiary of and thus an associate of CEA Holding, which in turn is a controlling shareholder of the Company. As such, CES Media is a connected person of the Company. The contribution by the Company constitutes a connected transaction of the Company under the Listing Rules. This capital injection has been completed. The capital injection will enable CES Media to enhance its market competitiveness and promote sustainable development in the future, thereby enhancing the Company’s ability to obtain stable investment income. For details, please refer to the announcement of the Company dated 24 December 2013 issued in Hong Kong.

(14)	On 28 February 2014, the Company (as the purchaser) entered into a purchase agreement with Airbus SAS (as the seller) in Shanghai, China regarding the purchase of seventy A320NEO aircraft. The aforesaid aircraft are expected to be delivered to the Company in stages from 2018 to 2020. On the same date, the Company (as the seller) entered into a disposal agreement with Airbus SAS (as the purchaser) regarding the disposal of seven Airbus A300-600 aircraft and certain spare parts and spare engines. For details, please refer to the announcement of the Company dated 28 April 2014 issued in Hong Kong.

(15)	On 13 March 2014, in order to satisfy the Company’s working capital requirement, Eastern Air Overseas, a wholly-owned subsidiary of the Company, issued RMB2.5 billion guaranteed bonds with an interest rate of 4.8% due March 2017 to professional investors in Hong Kong. Such bonds are listed on the Hong Kong Stock Exchange. The Company has provided a guarantee in connection with this bond issue. For details, please refer to the announcements of the Company dated 7 March 2014 and 13 March 2014 issued in Hong Kong.

By order of the Board
中國東方航空股 份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED
Liu Shaoyong
Chairman

As at the date of this announcement, the directors of the Company are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Xu Zhao	(Director)
Gu Jiadan	(Director)
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)
Li Ruoshan	(Independent non-executive Director)
Ma Weihua	(Independent non-executive Director)

Shanghai, PRC
26 March 2014

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